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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 11-K

               (Mark One)
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         COMMISSION FILE NUMBER: 1-6388

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            A. Full title of the plans and the address of the plans,
                if different from that of the issuer named below:

                     R. J. REYNOLDS CAPITAL INVESTMENT PLAN

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                  R. J. REYNOLDS TOBACCO COMPANY IN PUERTO RICO

         B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                      R.J. REYNOLDS TOBACCO HOLDINGS, INC.
                              401 NORTH MAIN STREET
                          WINSTON-SALEM, NC 27102-2866



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                              REQUIRED INFORMATION


1.       Not applicable.

2.       Not applicable.

3.       Not applicable.

4. The R. J. Reynolds Capital Investment Plan, referred to as the Capital Investment Plan, and the Savings and Investment Plan for Employees of
         R. J. Reynolds Tobacco Company in Puerto Rico, referred to as the Savings and Investment Plan, are subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedule, as required, of the Capital Investment Plan and the Savings and Investment Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 and
         Exhibit 99.2, respectively, to this report.


Exhibits:

23.1     Consent of Deloitte & Touche LLP.

99.1 Audited financial statements of the Capital Investment Plan for the years ended December 30, 2000 and 1999.

99.2 Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 30, 2000 and 1999.




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                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      R. J. REYNOLDS CAPITAL INVESTMENT PLAN


Date:  June 15, 2001                  /s/ McDara P. Folan, III
                                      ------------------------------------------
                                      McDara P. Folan, III
                                      Secretary, RJR Employee Benefits Committee





                                      SAVINGS AND INVESTMENT PLAN FOR
                                       EMPLOYEES OF R.J. REYNOLDS TOBACCO
                                       COMPANY IN PUERTO RICO


Date:  June 15, 2001                  /s/ McDara P. Folan, III
                                      ------------------------------------------
                                      McDara P. Folan, III
                                      Secretary, RJR Employee Benefits Committee

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                                  EXHIBIT INDEX


Exhibits


23.1     Consent of Deloitte & Touche LLP.

99.1 Audited financial statements of the Capital Investment Plan for the years ended December 30, 2000 and 1999.

99.2 Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 30, 2000 and 1999.